UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934


                       TTI Team Telecom International Ltd.
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                                (Name of Issuer)

                       Ordinary Shares, NIS 0.5 par value
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                         (Title of Class of Securities)

                                    M88258104
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                                 (CUSIP Number)

                          Team Software Industries Ltd.
                              7 Martin Gehl Street
                           Kiryat Aryeh, Petach Tikva
                                     Israel
                                 972-3-927-8444
                                 Attention: CFO
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 14, 2003
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             (Date of Event which requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of at section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M88258104
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1. NAMES OF REPORTING PERSONS: Team Software Industries Ltd.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): n/a


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)    |_|

          (b)    |_|


3. SEC USE ONLY



4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

   BK

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Israel



NUMBER OF         7.SOLE VOTING POWER:     5,962,550

                  8. SHARED VOTING POWER: None
SHARES
                  9. SOLE  DISPOSITIVE POWER:   5,962,550

BENEFICIALLY     10. SHARED DISPOSITIVE POWER: None


OWNED BY


EACH


REPORTING


PERSON


WITH



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    5,962,550


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): |_|


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.22% (based on 11,872,049 ordinary shares outstanding as of February 7, 2003)


14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO

CUSIP NO. M88258104
-------- -----------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS: Team Computers and Systems Ltd.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): n/a


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)         |_|

          (b)         |_|


3. SEC USE ONLY


4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

   BK

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Israel


NUMBER OF         7. SOLE VOTING POWER: 5,962,550

                  8. SHARED VOTING POWER: None
SHARES
                  9. SOLE  DISPOSITIVE POWER:   5,962,550

BENEFICIALLY     10. SHARED DISPOSITIVE POWER: None


OWNED BY


EACH


REPORTING


PERSON


WITH



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    5,962,550



12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): |_|


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.22% (based on 11,872,049 ordinary shares outstanding as of February 7, 2003)


14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO

CUSIP NO. M88258104



1. NAMES OF REPORTING PERSONS: Arad Investments and Industrial Development Ltd.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): n/a


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)        |_|

          (b)        |_|


3. SEC USE ONLY


4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

   BK

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Israel


NUMBER OF         7. SOLE VOTING POWER:          5,962,550

                  8. SHARED VOTING POWER: None
SHARES
                  9. SOLE  DISPOSITIVE POWER:   5,962,550

BENEFICIALLY     10. SHARED DISPOSITIVE POWER: None


OWNED BY


EACH


REPORTING


PERSON


WITH



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  5,962,550


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):            |_|


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.22% (based on 11, 872,049 ordinary shares outstanding as of February 7, 2003)


14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO

CUSIP NO. M88258104


1. NAMES OF REPORTING PERSONS: Shlomo Eisenberg

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): n/a


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)   |_|

          (b)   |_|


3. SEC USE ONLY



4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

         BK

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Israel


NUMBER OF         7.    SOLE VOTING POWER:         53,101

                  8.    SHARED VOTING POWER: 5,962,550
SHARES
                  9. SOLE DISPOSITIVE POWER: 53,101

BENEFICIALLY     10. SHARED DISPOSITIVE POWER: 5,962,550


OWNED BY


EACH


REPORTING


PERSON


WITH


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  6,015,651


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):            |_|


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.67% (based on 11,872,049 ordinary shares outstanding as of February 7, 2003 and including options to purchase 25,000 Ordinary Shares)


14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN



This Amendment No. 4 amends the Statement on Schedule 13D dated September 30, 2002, as amended by Amendment No. 1 thereto dated October 30, 2002, Amendment No. 2 thereto dated December 3, 2002 and Amendment No. 3 thereto dated December 9, 2002 (together,the "Schedule 13D"), relating to the ordinary shares, par value NIS 0.5 per share (the "Ordinary Shares") of TTI Team Telecom International Ltd. ("TTI"), a company incorporated under the laws of the State of Israel, previously filed by Team Software Industries Ltd. ("Team Software"), Team Computers and Systems Ltd. ("Team Computers"), Arad Investments and Industrial Development Ltd. ("Arad") and Shlomo Eisenberg ("Eisenberg").


Item 3.   Source and Amount of Funds or Other Consideration:

          Item 3 of the Schedule 13D is hereby amended by adding the following to the end thereof:

          The tender offer by Team Software described in Item 5(c) below, including transaction expenses, was funded by a loan from Bank Hapoalim B.M., a leading Israeli commercial bank, in the aggregate amount of approximately US $4.1 million. The loan matures in three years. Interest on the loan, at the rate of three-month LIBOR plus 2.5% per year, is payable quarterly. As collateral for the loan, Team Software granted Bank Hapoalim a first-priority lien over such number of its shares of TTI the market value of which equals at least three times the amount of the loan (currently 2,500,000 shares).


Item 4.    Purpose of Transaction:

           Item 4 of the Schedule 13D is hereby amended by adding the following:

           Team Software acquired an additional 650,000 Ordinary Shares pursuant to the tender offer described under Item 5(c) below for investment purposes. Team Software was additionally motivated by its desire to consolidate TTI's financial statements with its own financial statements, which is permitted if Team Software owns at least 50% of the outstanding Ordinary Shares. Following consummation of the tender offer described in Item 5(c) below, Team Software owns approximately 50.22% of the outstanding Ordinary Shares.

           The Reporting Persons may from time to time acquire additional securities of TTI or dispose of securities of TTI through open market or privately negotiated transactions, tender offer or otherwise, depending on existing market conditions. In addition, the Reporting Persons may assist TTI in seeking, evaluating and negotiating strategic transactions with other entities. The Reporting Persons intend to review their investment in TTI on a continuing basis and, depending upon the price and availability of securities of TTI, subsequent developments affecting TTI, TTI's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other relevant factors, may decide at any time to increase or to decrease the size of their investment in TTI.


Item 5.    Interest in Securities of the Issuer:

           Item 5 of the Schedule 13D is hereby amended by replacing it in its entirely with the following:

     (a) Amount beneficially owned:

                  See Row 11 of the cover page for each Reporting Person.

                  (i) Team Software holds 5,962,550 Ordinary Shares.

                  (ii) Team Computers holds 100% of the issued and outstanding shares of Team Software, and therefore, may be deemed to beneficially own the Ordinary Shares held by Team Software.

                  (iii) Arad, directly and indirectly, owned 54.8% of Team Computers as of February 7, 2003, and, therefore, may be deemed to beneficially own the Ordinary Shares held by Team Software. Arad disclaims any such beneficial ownership.

                  (iv) Shlomo Eisenberg, directly and indirectly (through a corporation which he wholly owns), owns approximately 15.6% of Team Computers and is also a member of the controlling group of shareholders of Arad. In addition, he is the chairman of the board of the directors of Team Software, Team Computers and Arad. Therefore, Mr. Eisenberg may be deemed to beneficially own the Ordinary Shares held by Team Software. Mr. Eisenberg disclaims any such beneficial ownership.

                  Mr. Eisenberg also personally holds (x) 28,101 Ordinary Shares and (y) options to purchase 25,000 Ordinary Shares exercisable within 60 days. Under U.S. law, Eisenberg is deemed to beneficially own the Ordinary Shares issuable upon exercise of the aforementioned options.

                  As of February 7, 2003, the Company had 11,872,049 Ordinary Shares outstanding.

                  Percent of class:

                  See Row 13 of the cover page for each Reporting Person.

     (b)    Number of shares as to which the person has:

                 (i) Sole power to vote or to direct the vote:

                  See Row 7 of the cover page for each Reporting Person and the response to Item number 5(a) above.

                  (ii) Shared power to vote or to direct the vote:

                  See Row 8 of the cover page for each Reporting Person and the response to Item number 5(a) above.

                  (iii) Sole power to dispose or to direct the disposition of:

                  See Row 9 of the cover page for each Reporting Person and the response to Item number 5(a) above.

                  (iv) Shared power to dispose or to direct the disposition of:

                  See Row 10 of the cover page for each Reporting Person and the response to Item number 5(a) above.

     (c) On February 7, 2003, Team Software commenced a tender offer for 650,000 Ordinary Shares for $6.00 per share in cash. The tender offer expired on March 14, 2003, and Team Software accepted 650,000 Ordinary Shares for payment on March 17, 2003.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

           In connection with the loan described in Item 3 above, Team Software has entered into Pledge Agreement with Bank Hapoalim B.M., initially covering 2,500,000 Ordinary Shares. Pursuant to the terms of the Pledge Agreement, Team Software will be required to deliver additional Ordinary Shares to the bank as collateral for the loan in the event that the market price of the Ordinary Shares declines.

Item 7.   Material to Be Filed as Exhibits

Exhibit A    Joint Filing Agreement.

Exhibit B    Commitment Letter dated February 5, 2003 between Team Software and
             Bank Hapoalim B.M.*

Exhibit C     Form of Pledge between Team Software and Bank Hapoalim B.M.*

--------------

* Incorporated by reference to Exhibit (b) to the Schedule TO of Team Software filed on February 7, 2003.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2003

                          TEAM SOFTWARE INDUSTRIES LTD.


                         By: _/s/ Shlomo Eisenberg
                             ---------------------
                             Shlomo Eisenberg, Chairman


                         TEAM COMPUTERS AND SYSTEMS LTD.


                         By:  _/s/ Shlomo Eisenberg
                              ---------------------
                              Shlomo Eisenberg, Chairman

                         By: _/s/ Shimshon Tauber
                             --------------------
                              Shimshon Tauber, CFO


                         ARAD INVESTMENTS AND INDUSTRIAL
                                DEVELOPMENT LTD.


                         By: _/s/ Shlomo Eisenberg
                             ---------------------
                             Shlomo Eisenberg, Chairman


                            _/s/ Shlomo Eisenberg
                            ---------------------
                            SHLOMO EISENBERG

                                    EXHIBIT A

                                    AGREEMENT


         The undersigned hereby agree to the joint filing on their behalf of the statement to which this exhibit is appended.

March 24, 2003

                          TEAM SOFTWARE INDUSTRIES LTD.


                            By: /s/ Shlomo Eisenberg
                               ---------------------
                               Shlomo Eisenberg, Chairman


                         TEAM COMPUTERS AND SYSTEMS LTD.


                            By: /s/ Shlomo Eisenberg
                               ---------------------
                               Shlomo Eisenberg, Chairman

                             By: /s/ Shimshon Tauber
                                 --------------------
                                 Shimshon Tauber, CFO


                         ARAD INVESTMENTS AND INDUSTRIAL
                                DEVELOPMENT LTD.


                            By: /s/ Shlomo Eisenberg
                                --------------------
                                Shlomo Eisenberg, Chairman


                           _/s/ Shlomo Eisenberg
                            -------------------------
                               SHLOMO EISENBERG